Exhibit 10.10

PAYMENT AGREEMENT
TO Penndel land co.

THIS AGREEMENT is made the 27th day of July, 2011, by and between **Ameri Metro Inc.**, of P.O. Box 125, Red Lion, Pennsylvania 17356 / **Global Transportation & Infrastructure, Inc**. a wholly owned subsidiary of Amrei Metro, Inc., hereinafter referred to as "AM;" and **PENNDEL LAND CO.,** of c/o ISO, 3500 South DuPont Highway, Dover, Delaware 19901, hereinafter referred to as "Penndel." And Alabama Toll Facilities, Inc. "ATFI"

WHEREAS, by certain Joint Resolutions enacted by the House and Senate of the Alabama Legislature, naming Alabama Toll Facilities, Inc. (ATFI) exclusive developer of the project. A project consisting of the financing, construction and operation of a four-lane toll bridge and highway running from a point south of Huntsville International Airport, crossing the Tennessee River and continuing approximately 41 miles to the City of Cullman, Alabama, and continuing in a north-south corridor running east of Tuscaloosa, Alabama, and extending to the southernmost portion of the State of Alabama at Orange Beach, extending a total of 357 miles, hereinafter referred to as "the Project;" and

WHEREAS, Penndel, has acquired or will acquire from the developers of said project, all rights, title, work product and interest in and to the development and construction of the project; and, having the authority to do so, has assigned to AM certain rights and responsibilities related to the Project.

WHEREAS, Penndel has assigned to AM, certain rights, Penndel however has **excepted and reserved** unto itself, and **does not grant or convey or transfer to** AM the right-of-way for and the right to construct any fiber optic lines; any and all utilities whether underground or overhead; any and all outdoor advertisements, signage, travel plazas, natural gas pipelines, distillate pipelines, motels, sewers, power grids, cell phone towers, earth stations, fast food establishments, shops and any other aspect of construction not specifically assigned or granted to AM under its Agreement.

NOW THEREFORE, in consideration of NON RECOURSE payment from AM to Penndel of 250,000 shares of preferred shares and 200,000 shares of common shares transfer to Penndel to be held in ESCROW with HSRF TR . AM to pay sum of $6,000.00.TRUST ADMINTAVIES SERVICE FFE TO HSRF TRUST. And ninety (90) day after AM becoming listed company the initial sum of forty million dollars to be paid to Penndel. And 250,000 shares of preferred shares and 200,000 shares of common shares will be released to Penndel. The further consideration (per phase) of the promises and covenants contained herein to be performed by the parties, and with the intention to be bound legally hereby, it is agreed as follows:

1. Penndel has granted all the right, title and interest owned by it to AM for the construction of three hundred fifty-seven (357) miles of the toll road at the payment to Penndel of two Dollar and 13/100 ($2.13) per square foot of the right-of-way for construction of the roadway and all entrance and exits ramps as well as the area within any cloverleaf portions of the road, paved and unpaved shoulder

and up to fourteen (14) feet of grass or open space on either side of the roadways and air rights up to but not exceeding seventeen (17) feet from the top surface of the new road to be constructed; and wherever overhead ramps or cross roads are to be constructed, Penndel shall be paid by AM the sum equal to One Dollar ($1.25) per square foot by one foot in height and Sixty-Five Cents ($0.69) per foot of height thereafter.

2.   Penndel's however **excepts and reserves** unto itself, and **does not grant or convey or transfer to AM**, the right-of-way for and the right to construct any fiber optic lines; any and all utilities whether underground or overhead; any and all outdoor advertisements, signage, travel plazas, natural gas pipelines, distillate pipelines, motels, sewers, power grids, cell phone towers, earth stations, fast food establishments, shops and any other aspect of construction not specifically assigned or granted to AM under this Agreement.

3.   Where AM is granted the right under contract to construct the toll road and other portions of the Project pursuant to Paragraph 1 above, AM shall do and perform said construction in strict accordance with the plans and specifications to be provided to it by Penndel. Should AM for any reason believe that said plans and specifications contain errors, could benefit from improvements or should be changed for any reason, AM shall communicate said information to Penndel and shall make no changes or modifications, nor commit or condone any deviations, without strict permission from Penndel to do so; and a written addendum setting forth any such modification shall be properly executed and attached as a supplement to the original plans and specifications.

4.   The total face value of the contract for the Project is Fourteen Billion Dollars ($14,000,000,000.00), with an initial phase of ($7,000,000,000.00) with the construction of the Project to be performed in Phases as set forth in the attached Exhibit, which is incorporated and made part hereof.

5.   In addition to the payments stated herein AM has earned 2% consulting fee on the initial phase .And fee equal to 2% of each subsequent bond indenture to be deemed earned upon delivery of subsequent bond indenture documents for Alabama Toll Road Facilities, Inc. All consulting fees and payments are due upon delivery of final bond indenture documents to ATFI.

6.   Because each phase is subject to changes as to the scope of the service and as to the length and width of the roadway to be constructed, and due to the nature of the development of the Project the parties have agreed that cost of the development paid by ATFI, Penndel to AM shall be on the basis of Cost Plus Thirty Percent (30%).

7.   Penndel and/or Alabama Toll Facilities, Inc. the not-for-profit corporation that has been granted tax exempt status under Title 26 U.S.C. § 501(c)(3) for the purpose of constructing the Project, will provide for financing through the floating

of a tax-exempt bond issue in accordance with the aforementioned Joint Resolutions of the Alabama House and Senate. Proceeds from the bond issue and other sources will be used to provide the payment to AM for its services hereunder. Payment shall be made by ATFI to AM in accordance with a Draw Schedule to be developed at a later date and incorporated into this Agreement.

8. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

9. The laws of the Commonwealth of Pennsylvania shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

10. Any controversies arising out of the terms of this Agreement or its interpretation shall be settled in the Commonwealth of Pennsylvania in accordance with the rules of the American Arbitration Association, and the judgment upon award may be entered in any court having jurisdiction thereof.

11. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

12. Penndel shall not assign any of its rights under this Agreement, or delegate the performance of any of its duties hereunder, without the prior written consent of AM, except that AM shall be permitted to perform all aspects of the construction of the project through contractors and subcontractors of its choice, in its sole discretion. All federal, state and local statutes and regulations shall be complied with by AM and any such contractors and subcontractors, and Penndel shall hold harmless and indemnify AM against any claims or loss resulting from any violation.

13. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to AMERI METRO, INC.:
        Shah Mathias, CEO
        P.O. Box 125
        Red Lion, PA 17356

If to Penndel: Steven Trout
C/o ISL
3500 South DuPont Highway
Dover, DE 19901

If to ATFI: C B Smith
524 East Maple Street
Dallastown, PA17356

Any party hereto may change its address for purposes of this paragraph by written Notice given to the other in the manner provided above.

14. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

15. This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

16. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written. The parties hereto agree that facsimile signatures shall be as effective as if originals.

AMERI METRO, INC.

By: _____
Shah M. Mathias, CEO

PENNDEL LAND CO.

By: _____
STEVE TROUT PR /SEC

Alabama Toll Facilities, Inc.

BY: _____
      C .B SMITH /DIR